May 6, 2019

Via EDGAR and E-mail

Office of International Corporate Finance,

Division of Corporate Finance,

Securities and Exchange Commission,

100 F St., N.E.,

Washington, D.C. 20549.

Re:	Asian Infrastructure Investment Bank
Pre-Effective Amendment No. 4 to Registration Statement Under Schedule B
Filed April 19, 2019 (File No. 333-228613)

Ladies and Gentlemen:

This letter provides the response of the Asian Infrastructure Investment Bank (the “Bank”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of April 26, 2019 (the “Comment Letter”) with respect to the Registration Statement under Schedule B filed by the Bank on November 30, 2018 (File No. 333-228613), the Pre-Effective Amendment No. 1 to the Registration Statement filed by the Bank on January 31, 2019, the Pre-Effective Amendment No. 2 to the Registration Statement filed by the Bank on February 26, 2019, the Pre-Effective Amendment No. 3 to the Registration Statement filed by the Bank on March 11, 2019 and the Pre-Effective Amendment No. 4 to the Registration Statement filed by the Bank on April 19, 2019. In connection with this response to the Comment Letter, the Bank today filed Pre-Effective Amendment No. 5 to the Registration Statement under Schedule B (the “Amended Registration Statement”). We enclose a copy of the Amended Registration Statement and a marked copy of the Amended Registration Statement to show changes to the Pre-Effective Amendment No. 4, as filed on April 19, 2019.

The Bank’s response is keyed to the headings indicated in the Comment Letter. For your convenience, the Staff’s comment is restated in bold type prior to the Bank’s response. The page numbers in the Bank’s response refer to the page numbers in the Amended Registration Statement.

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Registration Statement under Schedule B

General

1.	To the extent material, please disclose the effects on the Bank and its securities if some members of the Bank are not able to receive a waiver from sanctions preventing oil purchases from Iran.

The Bank has considered this comment carefully and does not believe a material effect on the Bank or its securities would be reasonably likely if no further determinations were to be made under Section 1245(d)(4)(D) of the National Defense Authorization Act for Fiscal Year 2012, as amended (the “FY 2012 NDAA”), 22 U.S.C. § 8513a(d)(4)(D) (the “Significant Reduction Exception”), after the expiration on May 2, 2019 of the most recent Significant Reduction Exception determinations.

The FY2012 NDAA and other subsequently issued authorities, including the Iran Freedom and Counter-Proliferation Act of 2012 (subtitle D of title XII of Public Law 112-239) and Executive Order 13846 of August 6, 2018, provide that certain sanctions with respect to Iran do not apply to a jurisdiction when there is a Significant Reduction Exception determination in place. Certain countries that are members of the Bank received Significant Reduction Exception determinations that expired on May 2, 2019.1 After that date, if no further Significant Reduction Exception determinations are made, “foreign financial institutions” subject to the primary jurisdiction of any such member could be subject to sanctions under Section 1245(d)(1) of the FY 2012 NDAA if the President of the United States determines they have conducted or facilitated any significant financial transaction with the Central Bank of Iran or certain designated Iranian financial institutions. Potential additional sanctions under other authorities include sanctions on persons in those member countries who conduct certain transactions with, or provide certain support for: Iran’s energy, shipping, and shipbuilding sectors, port operators in Iran, and Iranian persons on the list of Specially Designated Nationals and Blocked Persons (the “SDN List”) maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control; the National Iranian Oil Company and Naftiran Intertrade Company; and Iran’s trade in petroleum, petroleum products and petrochemical products.

[1]

On November 3, 2018, the U.S. Secretary of State determined that each of the following countries that are members of the Bank had significantly reduced the volume of their crude oil purchases from Iran: China, India, Italy, South Korea and Turkey. 83 Fed. Reg. 66,832 (Dec. 27, 2018).

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The Bank cannot predict the implications for the economies of members of the Bank or for the financial condition of individual borrowers or other counterparties of the Bank if sanctions under the above-described authorities were to be imposed on persons (other than the Bank) in member jurisdictions, including foreign financial institutions. The Bank, however, believes that any negative implications for the economies of members of the Bank or for the financial condition of individual borrowers or other counterparties of the Bank would not be reasonably likely to have a material adverse effect on the Bank or its securities. Among other reasons, as described on pages 41 to 42 of the Amended Registration Statement, stress testing of the Bank’s available capital has resulted in such capital including a buffer over economic capital that protects the Bank’s credit ratings in the event of a severe and protracted crisis scenario.

Further, as described on page 37 of the Amended Registration Statement, the Bank seeks to avoid violations of sanctions and seeks to avoid engaging in sanctionable conduct. The Bank screens transactions by consulting relevant sanctions lists of sanctioning authorities for sanctioned individuals, entities and other targets. Iran is a member of the Bank, and the Bank’s contacts with Iran have concerned the same governance matters and processes common to all regional members, and no other particular contacts are currently contemplated. The Bank also has not financed any projects in Iran, nor are any such projects in the pipeline.

Accordingly, the Bank does not believe the expiration of the Significant Reduction Exception determinations would be reasonably likely to have a material effect on the Bank or its securities.

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On behalf of AIIB, we thank you and the Staff for your assistance to date in connection with the review of AIIB’s filing.

If you have any additional questions or comments, please feel free to call me at (202) 956-7510. I may also be reached by e-mail at risoleor@sullcrom.com. (In my absence, please call Paul J. McElroy at (202) 956-7550. He may also be reached by e-mail at mcelroyp@sullcrom.com.)

Very truly yours,

/s/ Robert S. Risoleo
Robert S. Risoleo

(Enclosures)

cc:	Michael Coco
Ellie Quarles
(Securities and Exchange Commission)

Thierry de Longuemar
(Asian Infrastructure Investment Bank)

Paul J. McElroy
(Sullivan & Cromwell LLP)